Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010	Telephone +1 212-325-2000 Fax +1 212-325-7924

Media Release September 8, 2022
Credit Suisse Announces Coupon Payments and Expected Coupon Payments on Credit Suisse X-Links® Exchange Traded Notes (the “ETNs”)

On September 1, 2022, Credit Suisse announced expected coupon payments for the following ETNs:

ETN Ticker	ETN Name	Closing Indicative Value on 8/31/22	Ex-Date	Record Date	Payment Date	Expected Coupon Amount per ETN[1]	Coupon Frequency	Expected Current Yield[2]
USOI	Credit Suisse X-Links® Crude Oil Shares Covered Call ETN	$ 4.5394	9/20/22	9/21/22	9/26/22	$0.1265	Monthly	34.39%[3]
GLDI	Credit Suisse X-Links® Gold Shares Covered Call ETN	$ 7.3715	9/20/22	9/21/22	9/26/22	$0.0553	Monthly	8.83%[3]
SLVO	Credit Suisse X-Links® Silver Shares Covered Call ETN	$ 3.6813	9/20/22	9/21/22	9/26/22	$0.0344	Monthly	10.28%[3]

1. On August 15, 2022, the Credit Suisse Nasdaq Gold FLOWSTM 103 Index, the Credit Suisse Nasdaq Silver FLOWSTM 106 Index and the Credit Suisse Nasdaq WTI Crude Oil FLOWSTM 106 Index (the “Indices”) concluded the notional sale of options on GLD shares, SLV shares and USO shares, respectively, with September 2022 expiration. We expect that the notional cash distribution generated by this sale of options will be withdrawn from the Indices on September 12, 2022, subject to adjustment in the event of any market disruption events. Assuming no redemption or acceleration of GLDI, SLVO and USOI, and that the notional cash distribution is withdrawn from the Indices on September 12, 2022, we expect to declare a Coupon Amount for GLDI, SLVO and USOI, respectively, equal to the corresponding Expected Coupon Amount. The Expected Coupon Amount is subject to change upon the occurrence of a disruption event or other unforeseen circumstances.

2. For each ETN, the Expected Current Yield equals the Expected Coupon Amount annualized and divided by the Closing Indicative Value, as discussed in more detail below. The Expected Current Yield, which is based on an ETN’s Expected Coupon Amount and its two most recent coupon payments, is not indicative of future coupon payments, if any, on the ETNs. In particular, future coupon payments on an ETN may differ significantly from its Expected Current Yield, if its Closing Indicative Value fluctuates widely in a volatile market. You are not guaranteed any coupon payment or distribution under the ETNs. Coupon payments for the ETNs (if any) are variable and do not represent fixed, periodic interest payments. The Expected Coupon Amount for any ETN may vary significantly from coupon period to coupon period and may be zero. Accordingly, the Expected Current Yield will change over time, and such change may be significant. Any payment on the ETNs is subject to Credit Suisse’s ability to pay its obligations as they become due. For more information regarding any ETN's coupon payments, please refer to such ETN's pricing supplement.

3. The Expected Current Yield for the ETN equals the sum of (i) the Expected Coupon Amount, plus (ii) the amount of the ETN's two most recent coupon payments, multiplied by four (to annualize such amounts), divided by the Closing Indicative Value, and rounded to two decimal places for ease of analysis. The Expected Current Yield is subject to change upon the occurrence of a disruption event or other unforeseen circumstances.

Media Release
September 8, 2022 Page 2/3

Press Contact

Andre Rosenblatt, Credit Suisse, andre.rosenblatt@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Coupon payments on the ETNs will vary and could be zero. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. Investors in the ETNs do not have voting rights, distribution rights or other rights with respect to the assets included in the tracked indices. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse

Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Disclaimer

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated June 18, 2020 and the Prospectus dated June 18, 2020 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

USOI:

Pricing Supplement dated June 21, 2022, including the Prospectus Supplement dated June 18, 2020, and Prospectus dated June 18, 2020:

https://notes.credit-suisse.com/api/DocFile/GetProspectus/USOI

GLDI:

Pricing Supplement dated May 24, 2021, including the Prospectus Supplement dated June 18, 2020, and Prospectus dated June 18, 2020:

https://notes.credit-suisse.com/api/DocFile/GetProspectus/GLDI

SLVO:

Pricing Supplement dated June 24, 2021, including the Prospectus Supplement dated June 18, 2020, and Prospectus dated June 18, 2020:

https://notes.credit-suisse.com/api/DocFile/GetProspectus/SLVO

Media Release
September 8, 2022 Page 3/3

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

X-Links® is a registered trademark of Credit Suisse Securities (USA) LLC.

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